Exhibit 21

Subsidiaries of Mayville Engineering Company, Inc. (Wisconsin)

Name	Domicile
Center Manufacturing Holdings, Inc.	Delaware
Center Manufacturing, Inc.	Delaware
Center – Moeller Products LLC	Delaware
Defiance Metal Products Co.	Ohio
Defiance Metal Products of Arkansas, Inc.	Arkansas
Defiance Metal Products of PA., Inc.	Pennsylvania
Defiance Metal Products of WI, Inc.	Wisconsin